[ING Funds Logo]

July 22, 2009

VIA EDGAR

Mr. Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Funds Trust

SEC File Nos.  333-59745; 811-08895

Dear Mr. Thompson:

This letter responds to comments provided to Kimberly Springer on July 15, 2009, for Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”).  Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Registrant’s Class A, Class B and Class C Prospectus.  Conforming changes to the Registrant’s Class I, Class Q, Class W Prospectus, Class O Prospectus and Class R Prospectus will be made accordingly.  In addition, attached is the requested Tandy Letter (Exhibit A).

CLASS A, CLASS B AND CLASS C PROSPECTUS

ING Intermediate Bond Fund (pg. 8)

1.                                       Comment: The Staff requested confirmation that the financial information would be updated to reflect 2008 numbers.

Response: Registrant confirms that financial information will be updated in the 485(b) filing.

2.                                       Comment: Regarding the Funds’ discussion of duration, the staff requested the Registrant also provide shareholders or potential shareholders with hypothetical examples reflecting the impact of a 1% change in interest rates and how that would impact the value of the Fund given the Fund’s stated period of duration.

Response: The Registrant has revised the disclosure as requested.

3.                                       Comment: The Staff requested that the Registrant disclose the average weighted maturity of the Fund because the Fund’s name is Intermediate Bond Fund.

Response:  “Intermediate” does not refer to the maturity of the Fund’s bonds, but rather the duration.  The disclosure currently includes the dollar-weighted average duration of the Fund.  Based on the guidance provided by the staff in the Frequently Asked Questions about Rule 35d-1, disclosure relating to the average weighted maturity of the portfolio is not necessary.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:           Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Dechert LLP

Exhibit A

[ING Funds Logo]

July 22, 2008

VIA EDGAR

Mr. Brion R. Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Funds Trust

SEC File Nos.  333-59745; 811-08895

Dear Mr. Thompson:

ING Funds Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Dechert LLP